

Mail Stop 3561

February 25, 2008

Mr. Peter K. Baker
Chief Executive Officer
Vermont Pure Holdings, Ltd.
1050 Buckingham St.
Watertown, CT 06795

> **Re:    Vermont Pure Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **File No. 0-31797**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2007

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 27

1.      Please disclose in a footnote to the table of contractual obligations on page 29 that repayments of long-term customer deposits reflected in your consolidated balance sheets are excluded from the table. Also please quantify the obligation and disclose the reasons

> why the obligation is excluded from the table.  Refer to Item 303(a)(5) of Regulation S-K.

Item 9A.  Controls and Procedures, page 33

Evaluation of Disclosure Controls and Procedures, page 33

2.      You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-15(e) and 15d-15(e).  However, your principal executive and financial officers concluded that your disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by [you], including your consolidated subsidiary, in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Please also state, if true, whether the same officers concluded the controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15(e).  Also revise to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Financial Statements

Note 2.  Significant Accounting Policies, page F-7

3.      You state that you conducted assessments of the carrying value of goodwill using an independent third party valuation.  We also note that you refer to this independent valuation on page 31.  Please disclose the name of the independent third party valuation firm and file a written consent for the inclusion of the disclosure regarding the valuation.  Alternatively, please remove the references to the independent third party valuation.  If you do not believe a consent is required, please explain in detail.  Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 9.  Goodwill and Other Intangible Assets, page F-14

4.      Please tell us and disclose the facts and circumstances leading to the impairment of goodwill and the method of determining the fair value of the associated reporting units. Refer to paragraph 47 of SFAS 142.  Please also refer to paragraph 30 of SFAS 142 and tell us in detail how you determined your reporting unit(s), or the level of reporting at which goodwill is tested for impairment.  Please address the concepts in SFAS 131 to the extent necessary to support your accounting treatment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3344 or Robyn Manuel at (202) 551-3823 if you have any questions regarding these comments.

Sincerely,


William H. Thompson
Accounting Branch Chief